**Report of Independent Registered
Public Accounting Firm and
Statement of
Financial Condition for**

PLANTE MORAN INSURANCE AGENCY

SERVICES, LLC

June 30, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65976

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/20 _____ AND ENDING 6/30/21 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Plante Moran Insurance Agency Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Town Center, Suite 100

(No. and Street)

Southfield	**Michigan**	**48075**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Trotta   248-603-5374

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.

(Name – *if individual, state last, first, middle name*)

3310 Mary Street, Suite 501	**Miami**	**Florida**	**33133**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Daniel J. Trotta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plante Moran Insurance Agency Services, LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel J. Trotta

Signature

FINOP & CFO

Title

Sandra E. Major

Notary Public

SANDRA E. MAJOR
Notary Public, State of Michigan
County of Wayne
My Commission Expires Jan. 12, 2024
Acting in the County of OAKLAND

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Plante Moran Insurance Agency Services, LLC

Contents



KAUFMAN ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Plante Moran Insurance Agency Services, LLC
Detroit, Michigan

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Plante Moran Insurance Agency Services, LLC as of June 30, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Plante Moran Insurance Agency Services, LLC as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Plante Moran Insurance Agency Services, LLC's management. Our responsibility is to express an opinion on Plante Moran Insurance Agency Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Plante Moran Insurance Agency Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Plante Moran Insurance Agency Services, LLC's auditor since 2016.

Miami, Florida
August 20, 2021

Plante Moran Insurance Agency Services, LLC

Statement of Financial Condition

	June 30, 2021
Assets	
Cash and cash equivalents	$ 5,879,673
Restricted cash	4,542
Unbilled work in process	147,644
Due from related party	3,250
Other assets	5,911
Total assets	**$ 6,041,020**
Liabilities and Equity	
Liabilities	
Accrued payroll and expenses	$ 1,598,473
Due to related party	38,509
Total liabilities	1,636,982
Equity	4,404,038
Total liabilities and equity	**$ 6,041,020**

See notes to statement of financial condition.

Note 1 - Organization

Plante Moran Insurance Agency Services, LLC (PMIA), a Michigan Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC), in the States of Michigan, Ohio, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services and products to its clients. PMIA shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. PMIA is considered an "other broker-dealer" by FINRA and uses Valmark Securities exclusively, a registered broker-dealer, as its clearing agent when placing variable insurance contracts on behalf of its clients. PMIA does not otherwise hold funds or securities for or owe money or securities to customers. PMIA is a wholly-owned subsidiary of P&M Holding Group, LLP (PMHG).

Note 2 - Significant Accounting Policies

Nature of Business

PMIA is engaged in a single line of business as a broker-dealer, which comprises several classes of services, such as comprehensive insurance consulting and planning on behalf of its clients, purchase of annuities and individual life, disability and long-term care insurance, and the placement, sale, or exchange of those products to meet clients' needs.

In March 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The Company's operations have not been materially or significantly impacted by this pandemic. The potential future impact of the COVID-19 pandemic upon the Company cannot be determined at this time, but it could have a material, adverse effect on the Company's financial position.

Principles of Consolidation

Prior to July 1, 2020, PMIA's consolidated financial statement included the accounts of PMIA II, LLC (PMIA II), a variable interest entity (VIE) for which PMIA was considered to be the primary beneficiary. PMIA holds a 49% interest in PMIA II with the remaining 51% equity interest held by Valmark Securities. The equity interest held by Valmark Securities was reported as a noncontrolling interest in equity.

Effective July 1, 2020, PMIA reassessed the nature of its contractual and other relationships with PMIA II and concluded it was no longer the primary beneficiary of PMIA II. Accordingly, PMIA II has been deconsolidated as of that date. No consideration was paid to or received from PMIA II or Valmark Securities and the carrying value of PMIA's 49% equity interest of $4,831, which approximates fair value, was recognized as an equity method investment. The noncontrolling interest in equity totaling $3,564 was also eliminated.

Note 2 - Significant Accounting Policies (Continued)

Revenue Recognition

The Company is involved in various insurance consulting and placement activities that fall into two broad categories for revenue recognition purposes. These activities are Insurance Agency Contracts and Insurance Consulting Services.

For Insurance Agency Contracts, the Company acts as an agent for insurance companies with an arrangement that provides for commissions to be paid to the Company upon placement of a policy or annuity through those entities or sale or exchange of existing policies to those entities. The Company has a single performance obligation to match a client with a policy or annuity and an insurer. Because the Company does not transfer control of its service over time and does not meet the criteria to recognize revenue over time, revenue is recognized at a point in time, which is when the policy or annuity is placed and the client has paid the premium.

For Insurance Consulting Services, the Company has a single performance obligation to the client to provide comprehensive insurance consulting and planning. The consulting services constitute the transfer of specialized knowledge to the client rather than a unique deliverable. The criteria for over time revenue recognition are met because should the engagement be terminated, another service provider would not need to substantially reperform the work the Company has completed. Therefore, revenue is recognized over time.

Cash and Cash Equivalents

The Company's accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Restricted Cash

PMIA has $4,542 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration and exam fees.

Concentration of Credit Risk

PMIA is engaged in various brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, PMIA may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is PMIA's policy to review, as necessary, the credit standing of each counterparty.

Given the nature of PMIA's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, PMIA's revenue stream does not rely on any one customer or group of customers.

The Company had one customer that comprised approximately 67% of the unbilled work in process balance at June 30, 2021.

Note 2 - Significant Accounting Policies (Continued)

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized insurance company and client obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the client and/or insurance companies. Payments of accounts receivable are allocated to the specific invoices identified on the client's and/or insurance company's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected on specific invoices. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability.

There are no accounts receivable as of June 30, 2021.

Unbilled Work in Process

Unbilled work in process consists primarily of commissions due on policies purchased by clients. There were no consulting fees to be billed included in unbilled work in process at June 30, 2021. Amounts are stated at estimated net realizable value.

Equity Method Investment

Investments in entities in which PMIA has more than a minor interest but the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. Under the equity method, the investment is carried at cost, adjusted for PMIA's proportionate share of undistributed earnings or losses, less distributions received. Impairment losses due to a decline in the value of the investment that is other than temporary are recognized when incurred. No impairment losses were recognized during the year.

Income Taxes

PMIA is a single member Michigan Limited Liability Company and is a disregarded entity for tax purposes. The Company's sole member is treated as a partnership for federal income tax purposes and the taxable income or loss of PMIA is taxed directly to the partners of P&M Holding Group, LLP. Accordingly, PMIA records no provision for federal income taxes.

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the "Assessment") for tax years beginning after December 31, 2017, rather than the partners of the entity being liable for the Assessment. Any such Assessment against the entity would impact the equity interests of current partners' pro-rata at the time the Assessment is levied absent claw-back provisions to any former partners or other special allocation provisions within the entity's governing documents.

Note 2 - Significant Accounting Policies (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

Note 3 - Revenue Recognition

Insurance Agency Contracts consist of placement of new insurance policies and annuity contracts and transfer or sale of existing policies (life settlements). The Company acts as an agent for insurance companies to bring them together with a client and its revenue is from commissions paid by the insurance companies, which are a fixed percentage of the contract value according to rate schedules. There is only one performance obligation for each contract. Costs to obtain contracts, which include referral fees paid to other agents and brokers, are expensed as incurred. Costs to fulfill a contract, which consist of labor (base salary, fringes, and bonus) and out-of-pocket expenses are expensed as incurred because the costs are incurred before policies are placed and the expectation of cost recovery is also dependent on policy placement. Revenue is recognized at a point in time. For new policy placements and annuities, the Company is entitled to its commission once the client has paid the premium. For policy exchanges, the Company is entitled to its commission once the cash value has transferred from the old insurance company to the new insurance company. For life settlements, the Company is entitled to its commission once payment is made by the purchaser to the client's escrow account.

Certain policies include commission chargeback provisions should the client cancel the policy before predetermined time periods. The commission chargeback is considered variable consideration. Due to the infrequent nature and insignificant amount of chargebacks, the Company does not include an estimate of refunds when recognizing commission revenue. Rather, the Company reduces revenue for estimated chargebacks when they occur. An insignificant amount of chargebacks were recognized during the year ended June 30, 2021. The Company also earns bonuses from one customer, based on the aggregate premiums of policies with certain insurers placed through this insurance wholesaler during a calendar year. The bonus is considered variable consideration. The Company must reach a minimum aggregate premium value to receive any bonus, and then the bonus is adjusted upward if certain higher aggregate premiums are reached. The Company reviews policies placed through the insurance wholesaler and makes an accrual for the portion of any expected bonus payment that is probable of being paid.

The Company also receives renewal commissions in future years if and when clients renew their policies. The renewal commissions are variable consideration because the additional commissions are contingent on the policies being renewed by the client and future premiums being paid. The Company has determined that renewal commissions are subject to constraint until renewal premiums are paid by the client.

Insurance Consulting Services consist of an agreement with the client to provide comprehensive insurance consulting and planning based on their individual needs. The consulting fee is either a single fixed fee, or a stated rate per hour that will be charged based on services rendered. Revenue is recognized over time as the services rendered constitute a transfer of specialized knowledge rather than providing a unique deliverable. The Company uses an input method based on charge hours incurred by staff to render the services to measure progress towards completion. Consulting Services are billed periodically throughout the engagement and typically have 30-day payment terms. The Company had no Insurance Consulting Service engagements in progress as of June 30, 2021.

Note 3 - Revenue Recognition (Continued)

The amount of unbilled work in process as of July 1, 2020 and June 30, 2021 was $153,638 and $147,644, respectively. The decrease in unbilled work in process is due to a decrease in the number of in-process contracts at June 30, 2021 when compared with July 1, 2020. The opening and closing balances of accounts receivable for the year ended June 30, 2021 were insignificant and there were no other contract assets or liabilities arising from contracts with customers.

Note 4 - Related Party Transactions

PMIA entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (PM, PLLC), a wholly owned subsidiary of PMHG, the single member of PMIA, whereby PM, PLLC will provide general business management, administrative functions, financial management, and support services. In addition, certain staff-related and other expenses may be paid by PM, PLLC on PMIA's behalf. The Agreement also permits sharing of staff time across entities with compensation, benefits, and related costs being allocated to PM, PLLC when PMIA staff provide services directly to PM, PLLC clients. These expenses and allocations are settled on a net basis with PM, PLLC quarterly. The Agreement automatically renews in one-year increments, unless notice of termination is given by either party.

Effective July 1, 2020, the Company entered into an intercompany lease agreement with PM, PLLC, which covers the use of facilities at several of PM, PLLC's locations. This is a short-term, twelve-month lease agreement that does not include automatic or other renewal options. PM, PLLC charges the Company a facility allocation based on its pro rata share of the costs. These allocations are settled on a net basis with PM, PLLC quarterly.

At June 30, 2021, the amount due to related party consisted of the amount due to PM, PLLC related to services under the Agreement and the amount due from related party consisted of expense reimbursements due from an affiliate under the Agreement.

Note 5 - Net Capital Provision of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, PMIA is required to maintain a minimum net capital balance, as defined, under such provisions.

PMIA's minimum capital requirement is the greater of $5,000 or 6.67% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2021, PMIA had net capital of $4,242,691, which was $4,133,559 in excess of its required net capital of $109,132.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that PMIA maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2021, the ratio was 0.3858 to 1.

Note 6 - Exemption From Rule 15c3-3

The Company does not claim an exemption from the requirements of Rule 15c3-3 under Paragraph (k). Instead, the Company relies on Footnote 74 of SEC Release No. 34-70073 and the fact that it acts as an "other broker-dealer" and does not otherwise hold funds or securities for or owe money or securities to customers.

Note 7 - Retirement Plans

PMIA participates in a 401(k) plan and defined contribution plan administered by PMHG. These plans cover substantially all employees. The 401(k) plan provides for a discretionary matching contribution equal to 50% of a participant's deferral up to 3% of the participant's total compensation. The defined contribution plan provides for mandatory contributions of 10% of an employee's compensation, as defined.

Note 8 - Self-Insurance

PMIA participates in a self-insurance medical plan administered by PMHG covering all of its eligible employees. Excess loss insurance has been purchased to provide stop loss coverage 1) on any individual claim that exceeds $275,000 in a calendar year up to $1,000,000 and 2) based on aggregate claims that exceed 125% of expected claim costs up to $1,000,000. The expected claim cost is determined based on a predetermined claim cost per participant per month. PMIA has recorded an accrual of approximately $23,000 at June 30, 2021 for known claims and estimated claims incurred but not reported.

Note 9 - Equity Method Investment in PMIA II

PMIA holds a 49% equity interest in PMIA II that is accounted for using the equity method. Under PMIA II's Operating Agreement, PMIA is allocated 70% of the entity's profits and losses. PMIA II was formed for purposes of providing administrative and service bureau services to its members. As of June 30, 2021, PMIA II had total assets of $9,936. PMIA's equity method investment is reported as other assets in the Statement of Financial Condition.